Mail Stop 3561

March 10, 2010

Marguerite N. Duffy
Chief Financial Officer
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, Tennessee 37801

  Re: Ruby Tuesday, Inc.
    File No. 001-12454
    Form 10-K: For the fiscal year ended June 2, 2009
    Form 10-Q: For the quarterly period ended September 1, 2009
    Form 10-Q: For the quarterly period ended December 1, 2009
    Definitive Proxy Statement on Schedule 14A filed August 19, 2009

Dear Ms. Duffy:

  We have completed our review of your Form 10-K and the related filings and have no further comments at this time.

       Sincerely,

       Lyn Shenk
       Branch Chief